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                               August 5, 2020

       Michael Bell
       Chief Financial Officer
       CareDx, Inc.
       1 Tower Place
       South San Francisco, California 94080

                                                        Re: CareDx, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed February 28,
2020
                                                            Form 8-K
                                                            Filed April 30,
2020
                                                            File No. 001-36536

       Dear Mr. Bell:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2019

       Consolidated Statements of Operations, page 77

   1. As disclosed on page 82, you have combined the presentation of cost of testing services, cost of product, and
cost of digital and other into one cost of revenue line item. Please tell us how your current
combined presentation of these cost of revenue amounts complies with Rule 5-03 of
Regulation S-X. Alternatively, please revise your presentation.
       Form 8-K Filed April 30, 2020

       Exhibit 99.1, page 7

   2. You appear to present a full non-GAAP income statement when reconciling non-GAAP measures to the most
directly comparable GAAP measures. Please revise your
 Michael Bell
CareDx, Inc.
August 5, 2020
Page 2
      presentation to comply with the guidance in Question 102.10 of the Non-GAAP
      Compliance and Disclosure Interpretations.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Nudrat Salik at (202) 551-3692 or Al Pavot at (202) 551-3738 with any questions.



                                                          Sincerely,
FirstName LastNameMichael Bell
                                                          Division of
Corporation Finance
Comapany NameCareDx, Inc.
                                                          Office of Life
Sciences
August 5, 2020 Page 2
cc:       Jeff Hartlin
FirstName LastName